

Egor Avetisov
Head of innovation at PrivatBank
Ukraine · **Contact info**

500+ connections

 PrivatBank

 **National Metallurgical Academy of Ukraine**

Experience

 **PrivatBank**
3 yrs 8 mos

 **Head of Innovation**
Full-time
Aug 2018 – Nov 2020 · 2 yrs 4 mos
Украина

 **Creative Director**
Apr 2017 – Nov 2020 · 3 yrs 8 mos

 **Creative Director, Business Developer**
Middleware Inc.
Sep 2014 – Jan 2017 · 2 yrs 5 mos
Ukraine

Responsibilities: Business development; interface creation; attracting new corporate clients (banks, internet merchants, insurance companies, government institutions); presentations at various international conferences; creating sales communications for our partners; video production; copywriting.

 **Corezoid General Presentation**

 **PrivatBank**
7 yrs 1 mo

 **Creative director**
Aug 2009 – Sep 2014 · 5 yrs 2 mos
Ukraine

Responsibilities: creating a client attraction system for e-commerce services at PrivatBank; attracting digital merchants to new products by eBusiness Center; organizing conferences and presentations for bank's products; managing the Creative Department of PrivatBank; punk marketing; creating and implementing internal startups for PrivatBank; confer ...see more

 **Lead specialist for advertising campaigns**
Sep 2007 – Sep 2009 · 2 yrs 1 mo

Responsibilities: developing the bank's regional and national advertising campaigns; working with national media; controlling the manufacturing process and logistics of printed products; developing and implementing the loyalty increase program for PrivatBank's employees; creating advertising and corporate videos; producing TV commercials (creative pro ...see more

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Education

 **National Metallurgical Academy of Ukraine**
Bachelor's degree, Project Management
2001 – 2006
Activities and Societies: Judo team

 **School № 1**
1991 – 2001
Activities and Societies: Judo, Taekwondo

Volunteer experience

 **Founder**


Founder
Ukrainian Street Music Festival
Jun 2012 – Present · 9 yrs 4 mos

Skills & endorsements

Advertising · 44

 Endorsed by **Sergii Danylenko, who is highly skilled at this**

Banking · 36

 Endorsed by **Roman Danylov and 1 other who is highly skilled at this**

Team Management · 34

 Endorsed by **Roman Danylov and 1 other who is highly skilled at this**

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